SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in Greenfield Robotics Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "**Subscriber**") understands that Greenfield Robotics Crowdfunding Vehicle, LLC, a Delaware limited liability company (the **"Crowdfunding Vehicle"**), is offering up to 836,720 Units (the "**Units**" and each a "**Unit**)". The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"), by Greenfield Robotics Corporation, a Delaware corporation ("**Issuer**"), to facilitate its offering under Regulation Crowdfunding.

All of the proceeds received by the Crowdfunding Vehicle in this offering will be used to purchase Series Seed-3 Preferred Stock, $0.00001 par value per share, issued by the Issuer (the "**Issuer Securities**"), and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle and the Issuer with the U.S. Securities and Exchange Commission ("**SEC**") and the offering memorandum included therein (the "**Form C**"). The Crowdfunding Vehicle is offering the Units to prospective investors through the DealMaker Securities LLC (the "**Intermediary**"), a registered securities broker with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority which operates the platform offering https://investgreenfieldrobotics.com/ (the "**Deal Page**).

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

(a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.44. Additionally, Subscriber will be required to pay an Investor Processing Fee of 2.5% of the subscription amount (the "**Investor Processing Fee**") to the Crowdfunding Issuer, which will be delivered to the Issuer at the time of the subscription's acceptance to offset transaction costs. A portion of this fee is paid to the Intermediary. The Investor may not subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Deal Page (the "**Offering Deadline**").

(b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "***Manager***"), the Subscriber shall purchase the Units by following the directions of the Intermediary to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder.

2.   Acceptance and Rejection of Subscriptions.

(a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Subscriber Representations and Warranties.   The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(b)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Intermediary has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(c)   The Subscriber acknowledges and agrees to having reviewed the Deal Page, and has been informed of the Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Agreement is accepted by the Crowdfunding Vehicle and Issuer there is no cancellation right. The Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Vehicle and Issuer. A promoter may be any person who promotes the Crowdfunding Vehicle and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of the Crowdfunding Vehicle and Issuer that engages in promotional activities on behalf of the Crowdfunding Vehicle and Issuer. The Subscriber acknowledges that they have it has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(d)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Intermediary to evidence these representations.

(e)   The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f)   The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Intermediary and in this

Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Intermediary, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h)   The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Intermediary, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Intermediary, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j)   The Subscriber understands and agrees that neither the Intermediary nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Intermediary, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Intermediary, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Intermediary or any affiliate thereof. The Subscriber is not relying on the Manager, the Intermediary or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities.   Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Intermediary of such changes through Intermediary. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Intermediary and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Reliance on Subscriber Representations and Warranties; Indemnification. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Section 4 shall survive the acceptance of this Subscription Agreement and the sale of the Units.

5.   ERISA Matters.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A **"*Plan*"** includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("***ERISA***"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "***Code***") applies (including individual retirement accounts ("***IRAs***"), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the **"*Fiduciary*"**) has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this Section 5 all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

     iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Intermediary, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

     iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

6.   <u>Anti-Money Laundering</u>.

    (a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "**OFAC Sanctions List**"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**prohibited persons**"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

    (b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Intermediary, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

7.   <u>Miscellaneous</u>.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f)   The Intermediary, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Intermediary may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Intermediary or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at nandan.kalle@greenfieldrobotics.com or such other email address as specified on Intermediary. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to nandan.kalle@greenfieldrobotics.com or such other email address as specified on Intermediary. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

OMNIBUS SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
AND
CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
GREENFIELD ROBOTICS CROWDFUNDING VEHICLE, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated August 23, 2024 (the "Crowdfunding Vehicle Operating Agreement"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement. This Subscription Agreement for the purchase of Units as of .

Name of Subscriber (Print or Type)

Signature

Number of units:

Address:

Aggregate Purchase Price: $0.00 USD

Phone number:

Email Address: (Offline Investor)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Greenfield Robotics Crowdfunding Vehicle, LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>**For the Subscriber and Joint Holder (if applicable)**</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>**For a Corporation or entity other than a Trust**</u> **(Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**For a Trust**</u> **(Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Greenfield Robotics Crowdfunding Vehicle, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Greenfield Robotics Crowdfunding Vehicle, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit A-I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Name of Subscriber (Print or Type):

Tax Identification Number:

Signature: